                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                     -------------------------------------
                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                  ITXC CORP.
                      (Name of Subject Company (Issuer))

                                  ITXC CORP.
                       (Name of Filing Person (Issuer))

             OPTIONS UNDER ITXC CORP.'S 1998 STOCK INCENTIVE PLAN
             TO PURCHASE COMMON STOCK, PAR VALUE $.001 PER SHARE,
                        HELD BY CERTAIN OPTION HOLDERS
                        (Title of Class of Securities)


                                   45069F109
                     (CUSIP Number of Class of Securities)

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
             EDWARD B. JORDAN                                     Copies to:
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER         PETER H. EHRENBERG, ESQ.
               ITXC CORP.                                     LOWENSTEIN SANDLER PC
          600 College Road East                                65 Livingston Avenue
           Princeton, NJ 08540                                 Roseland, NJ 07068
             (609) 750-3300                                      (973) 597-2500
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(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-1

[X]  issuer tender offer subject to Rule 13e-4

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]
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     ITXC Corp., a Delaware corporation, issued a press release on April 9, 2001 which contained the following statements relevant to this Schedule TO:

     Also today, in order to attract and retain talent, the Board of Directors has authorized a stock option exchange plan applicable to certain stock options granted by the Company. The plan will be implemented as soon as regulatory requirements have been satisfied.

                                    ******

     A disclosure statement will be provided to optionees in connection with the Company's option exchange plan. Optionees should read that statement when it becomes available because it will contain important information. Investors will be able to review copies of that statement without charge on the SEC's Web site once it is filed.

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